Exhibit 99.1

Cenovus announces 2026 capital budget and corporate guidance

Calgary, Alberta (December 11, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced its 2026 capital budget and corporate guidance.

2026 guidance highlights:
•Capital investment of between $5.0 billion and $5.3 billion, including approximately $350 million of capitalized turnaround costs. Excluding turnaround costs, capital investment is expected to be between $4.7 billion and $5.0 billion, consistent with Cenovus’s planned reduction in growth investments relative to 2025.
•Upstream production of between 945,000 barrels of oil equivalent per day (BOE/d) and 985,000 BOE/d, representing a year-over-year growth rate of approximately 4%1, adjusted for the acquisition of MEG Energy Corp. (MEG).
•Downstream crude throughput of between 430,000 barrels per day (bbls/d) and 450,000 bbls/d, representing a crude utilization rate of approximately 91% to 95%.
•General and administrative (G&A) costs, excluding stock-based compensation, are expected to remain flat relative to 2025 at $625 million to $675 million, with cost reductions and synergies offsetting the impact of the MEG acquisition.

“Following the completion of a three-year growth investment cycle, we are well positioned to ramp up volumes from our projects at Foster Creek and West White Rose and advance the in-flight expansion at our newly acquired Christina Lake North assets,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “Our portfolio presents tremendous opportunities that we will continue to grow and develop while balancing debt reduction with shareholder returns and maintaining a resolute focus on controlling costs.”

2026 Guidance summary

(C$ before royalties)	Production / Throughput (MBOE/d / Mbbls/d)	Capital investments ($Millions)	Operating costs[3] ($/BOE)
Upstream[2]
Oil sands	755 - 780	3,500 - 3,600	11.25 - 12.75
Conventional	120 - 125	450 - 500	11.00 - 12.00
Atlantic	20 - 25	450 - 500	35.00 - 45.00
Asia Pacific	50 - 55		10.00 - 11.00
Total Upstream	945 - 985	4,400 - 4,600
Downstream
Canadian Refining	105 - 110		11.50 - 12.50
U.S. Refining	325 - 340		11.00 - 12.00
Total Downstream	430 - 450	600 - 700
Total		5,000 - 5,300

1 Percentage change when comparing the midpoint of 2026 guidance to the midpoint of guidance from 2025, including guidance provided by MEG on November 25, 2024.
2 See Q3 2025 Management’s Discussion and Analysis for summary of production by product type as at September 30, 2025.
3 Upstream operating expenses are divided by sales volumes. Downstream costs are divided by total processed inputs.
Note: Totals may not add due to rounding. Cenovus’s full 2026 guidance can be found at cenovus.com.

CENOVUS ENERGY NEWS RELEASE | 1

2026 guidance

Cenovus expects capital investment to be between $5.0 billion and $5.3 billion in 2026, inclusive of approximately $350 million of turnaround costs which will be capitalized in 2026. Excluding capitalized turnaround costs, capital investment is expected to be between $4.7 billion and $5.0 billion, including approximately $850 million of spend related to the recently acquired Christina Lake North asset (formerly MEG’s Christina Lake).

Included in the capital investment budget is sustaining capital of $3.5 billion to $3.6 billion, excluding turnarounds, which will support continued safe and reliable operations while maintaining base production. An additional $1.2 billion to $1.4 billion of investment will be directed towards growth projects, including an expansion project at Christina Lake North.

Oil Sands

Oil sands production guidance for 2026 is 755,000 bbls/d to 780,000 bbls/d, which includes the impact of a turnaround at Christina Lake in the third quarter. The guidance range also includes production of approximately 8,000 bbls/d from Rush Lake, which is undergoing a phased ramp-up after receiving regulatory approval to restart the facilities in late November. Oil sands non-fuel operating costs are expected to be in the range of $8.50/bbl to $9.50/bbl, in line with 2025, with fuel costs of $2.75/bbl to $3.25/bbl, at an assumed AECO gas price of $2.50 per thousand cubic feet.

Cenovus plans to invest $3.5 billion to $3.6 billion in its oil sands assets in 2026. The capital plan includes growth spend to progress the Christina Lake North expansion project, continue development at Sunrise and the conventional heavy oil business, and to evaluate solvent enhanced oil recovery opportunities in the Lloydminster region.

Conventional

The company plans to invest between $450 million and $500 million in its conventional assets in 2026, with the majority of the capital dedicated to sustaining base production. Total production is expected to be between 120,000 BOE/d and 125,000 BOE/d, with operating costs of between $11.00/BOE and $12.00/BOE.

Offshore

Total Offshore production in 2026 is expected to be in the range of 70,000 BOE/d to 80,000 BOE/d, including production of between 20,000 bbls/d and 25,000 bbls/d from the Atlantic region. First oil from the West White Rose field is expected in the second quarter of 2026 and production will ramp up as additional wells are put into service. Production from the Asia Pacific region is expected to be between 50,000 BOE/d and 55,000 BOE/d.

Capital spending in the Offshore segment is expected to be between $450 million and $500 million in 2026, which includes spend related to drilling activities at West White Rose.

Downstream

Total Downstream crude throughput is expected to be between 430,000 bbls/d and 450,000 bbls/d, representing a crude utilization rate of approximately 91% to 95%. Downstream capital investment is projected to be between $600 million and $700 million, including approximately $300 million of turnaround spend, with sustaining capital primarily related to safety and reliability initiatives.

Crude throughput in Canadian Refining is expected to be between 105,000 bbls/d and 110,000 bbls/d, representing crude unit utilization of between 97% and 102%, with operating costs of between $11.50/bbl and $12.50/bbl.

U.S. Refining crude throughput is expected to be between 325,000 bbls/d to 340,000 bbls/d, representing crude unit utilization of between 89% and 93%. U.S. Refining operating costs are expected to range from $11.00/bbl to $12.00/bbl, a slight increase from the prior year due to the sale of our interest in WRB Refining. The business will remain focused in 2026 on sustaining strong reliability and continued progression towards its cost targets to increase competitiveness relative to its geographic peers.

Corporate

G&A expenses, excluding stock-based compensation, are expected to be between $625 million and $675 million in 2026. The range for 2026 is consistent with prior year guidance, with cost reductions and synergies expected to offset the impact of the acquisition of MEG. In addition, integration, transaction and other costs of approximately $150 million to $200 million are expected to be incurred in 2026.

2026 planned maintenance

The following table provides details on planned maintenance and turnaround activities in 2026 and expected production or throughput impacts.

Potential quarterly production/throughput impact

(MBOE/d or Mbbls/d)	Q1	Q2	Q3	Q4	Annualized impact
Upstream
Oil Sands	-	5 - 9	23 - 28	2 - 4	8 - 10
Offshore	-	-	-	-	-
Conventional	-	-	-	-	-
Downstream
Canadian Refining	-	10 - 15	-	-	2 - 4
U.S. Refining	5 - 10	-	35 - 45	40 - 50	20 - 26

Upstream maintenance activity in 2026 includes planned turnarounds at the company’s Foster Creek and Christina Lake oil sands facilities in the second and third quarters respectively. In the Downstream, the Lloyd Upgrader will undergo planned maintenance in the second quarter, and the Lima Refinery will be conducting a major turnaround in the fall. The production and throughput impact of these planned turnarounds are reflected in Cenovus’s guidance.

For further details see the company’s 2026 guidance available here.

Financial framework

Following the acquisition of MEG, Cenovus adjusted its shareholder returns framework to balance deleveraging with shareholder returns. Under the adjusted framework, while net debt is above $6.0 billion, the company will target to return approximately 50% of excess free funds flow (EFFF) to shareholders, with the remainder allocated to deleveraging. When net debt is between $6.0 billion and $4.0 billion, the company will target to return approximately 75% of EFFF to shareholders, with the remainder allocated to deleveraging. The long-term net debt target of $4.0 billion remains unchanged, and upon reaching the target, Cenovus will target to return approximately 100% of EFFF to shareholders. The company will maintain a flexible and opportunistic approach to managing shareholder returns in a given quarter, prioritizing long-term value creation over a formulaic adherence to target returns.

Fourth-quarter 2025 update

Including the impact of the MEG acquisition, which closed on November 13, 2025, upstream production in the fourth quarter is expected to be between 910 MBOE/d and 920 MBOE/d, and approximately $80 million of transaction-related expenses are anticipated to be incurred in the quarter. In addition, certain one-time benefits related to the MEG acquisition are expected to be accelerated, shifting a portion of that benefit from 2026 into 2025. Cenovus’s major growth projects continue to progress well, with construction of the Foster Creek Optimization project completed ahead of schedule in late November, and first oil at West White Rose expected in the second quarter of 2026.

Sustainability

Cenovus has updated its social commitments in the areas of Indigenous reconciliation and acceptance and belonging after a comprehensive review to ensure alignment with business priorities and a changing global landscape. These updated ambitions, endorsed by Cenovus’s executive leadership team and Board of Directors, reinforce the company’s long-standing commitment to sustainability leadership. Additional information is available in Cenovus’s social commitments document at cenovus.com.

The company continues to navigate the amendments to Canada’s Competition Act contained in Bill C-59, but Cenovus’s intent and approach to environmental action remain unchanged. The recent proposal by the federal government to amend the Competition Act is a good first step to help chart a path forward for external environmental disclosure. Cenovus remains optimistic that amendments to the Competition Act will provide greater clarity regarding environmental disclosure and allow the company to share the environmental successes it has achieved as well as its ambitions for the future.

Advisory

Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards.

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Forward-looking Information
This news release contains forward-looking statements and other information (collectively referred to as “forward-looking information”) about the company’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Although the company believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking information is current only as of the date indicated above. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this news release is identified by words such as “advance”, “continue”, “develop”, “direct”, “expect”, “focus”, “increase”, “maintain”, “opportunity”, “plan”, “potential”, “progress”, “project” and “will” or similar words or expressions and includes suggestions of future outcomes, including, but not limited to, statements about: upstream production; expected downstream utilization; capital investment; capitalizing turnaround costs; production growth; cost reductions and synergies offsetting the impact of the MEG acquisition on G&A; increasing returns to shareholders; progressing growth projects; impacts of turnarounds and planned maintenance; operating costs; turnaround costs; drilling; capital allocation; throughput; reliability; general and administrative expenses; growth; safety; strategic investments; planned turnarounds; sustainability leadership; ramp up of production from Rush Lake; timing of first oil and production ramp up from the West White Rose project; growing production at Foster Creek; progressing the Christina Lake North expansion project, development at Sunrise and the conventional heavy oil business and evaluating enhanced oil recovery opportunities in the Lloydminster region; adjusted shareholder returns framework; net debt target; maintaining a flexible and opportunistic approach to managing shareholder returns in a given quarter, prioritizing long-term value creation over formulaic adherence of target returns; timing of MEG transaction-related expenses; acceleration of one-time benefits related to the MEG acquisition; environmental successes and ambitions for the future and continued dialogue with the federal government on disclosure of same; and 2026 guidance. The 2026 guidance, as updated December 10, 2025 and available on cenovus.com, assumes: Brent prices of US$64 per barrel; WTI prices of US$60 per barrel; WCS of US$47.50 per barrel; differential WTI-WCS of US$12.50 per barrel; AECO natural gas prices of $2.50 per thousand cubic feet; Chicago 3-2-1 crack spread of US$20 per barrel; and an exchange rate of $0.72 US$/C$.

In addition to the price assumptions disclosed herein, the factors or assumptions on which the forward-looking information in this news release is based include: forecast bitumen, crude oil and natural gas, NGLs, condensate and refined products prices, and light-heavy crude oil price differentials; forecast production and crude throughput volumes and timing thereof; forecast prices and costs, projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; our ability to finance capital expenditures and expenses on a cost-effective basis; achievement of further operating efficiencies, cost control and reductions and sustainability thereof; our forecast production volumes are subject to potential ramp down of production based on business and market conditions; foreign exchange rate, including with respect to our U.S. dollar debt and refining capital and operating expenses; future improvements in availability of product transportation capacity; realization of expected impacts of storage capacity within oil sands reservoirs; planned turnaround and maintenance activity at both upstream and downstream facilities; the effectiveness of investments in cyber security resilience and standardization of data governance; accounting estimates and judgments; our ability to obtain necessary regulatory and partner approvals; the existence of a favourable and stable international trade environment, including tariffs; the existence of a favourable and stable regulatory framework concerning greenhouse gas emissions that includes, among other things, support from various levels of government, including financial support; and the successful and timely implementation of capital projects or stages thereof, including those associated with our sustainability commitments.

For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis for the periods ended December 31, 2024 and September 30, 2025, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and at cenovus.com).

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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